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                             July 30, 2021

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corporation
       8549 Wilshire Boulevard Suite 2181
       Beverly Hills, CA 90211

                                                        Re: ClickStream
Corporation
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed July 22, 2021
                                                            File No. 024-11475

       Dear Mr. Magliochetti:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

       Amendment No. 5 to Form 1-A filed July 22, 2021

       Dilution, page 14

   1. Please provide us with your calculation of the $1,921,000 net tangible book value of
                                                        March 31, 2021.
       Unaudited Interim Financial Statements
       Note 4. Note Receivable, Investment and Option to Acquire Common Shares
- Winners, Inc.
       C. Option to acquire common shares of Winners, Inc., page 57

   2. You state here that the fair value of your investment in 500,000 shares of Winner's common stock increased
to $297,000 resulting in a gain of $262,000 for the six months ended March 31, 2021.
You also state here that the option to acquire common shares of
 Frank Magliochetti
ClickStream Corporation
July 30, 2021
Page 2
       Winners was accounted for at cost and the balance of $100,000 remained unchanged at
       March 31, 2021. However, your disclosures on page 28 indicate that the balance in
       Winners common stock and the option to acquire common shares of Winners was $35,000 and $362,000, respectively at March 31, 2021. Please explain this apparent inconsistency and revise your disclosures as necessary. In your response, explain further how you determined the fair value of the investment in Winners. Provide us with your calculations to support the $262,000 gain and cite the specific accounting guidance applied.
Note 5. Acquisition of Nebula Software Corp. (Asset Purchase), page 58

3. In your response to comment 2 in your July 1, 2021 letter you state that the company issued 5.0 million shares to both Chaudry, LLC and Lookash Realty pursuant to the
       Reorganization and Stock Purchase Agreement with Nebula Software as a result of the launch of the HeyPal app. Please revise here to include a discussion of these additional shares and the related valuation.
General

4. Wherever you disclose shares currently outstanding of 243,963,102, revise to clarify whether this represents the shares outstanding as of the date of the filing or or whether such amount reflects the shares outstanding as of the most recent balance sheet date. To the extent it is is the former, revise to ensure you disclose the correct number of shares outstanding. In this regard, we note from your Subsequent Events footnote that an additional 474,702 were issued after March 31, 2021.
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at
202-551-3334 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameFrank Magliochetti
                                                             Division of
Corporation Finance
Comapany NameClickStream Corporation
                                                             Office of
Technology
July 30, 2021 Page 2
cc:       David Ficksman
FirstName LastName